RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2017	2016	2015	2014	2013

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$2,287	$2,048	$2,160	$2,395	$2,447
Capitalized interest	(28)	(34)	(33)	(38)	(69)
Depreciation of capitalized interest	17	19	22	27	20
Dividends from less than 50%-owned companies carried at equity	111	8	11	6	10
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$2,387	$2,041	$2,160	$2,390	$2,408
Fixed charges
Interest on long-term and short-term debt	$161	$190	$161	$213	$178
Capitalized interest	28	34	33	38	69
Rental expenses representative of an interest factor	49	47	47	52	43
Total fixed charges	$238	$271	$241	$303	$290

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$2,625	$2,312	$2,401	$2,693	$2,698
RATIO OF EARNINGS TO FIXED CHARGES	11.0	8.5	10.0	8.9	9.3